Exhibit 77(c)


              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on March 21, 2002 to approve the reorganization of the Fund as a newly created series of ING Equity Trust, a Massachusetts business trust (For: 4,542,434, Against: 76,812).